Exhibit 21.1

Subsidiaries of Obsidian Therapeutics, Inc.

Legal Name of Subsidiary	Jurisdiction of Organization
Galera Therapeutics, Inc.	Delaware, United States
Obsidian Therapeutics Sub, Inc.	Delaware, United States
Obsidian Therapeutics Securities Corporation	Massachusetts, United States
Galera Labs, LLC	Missouri, United States
Nova Pharmaceuticals Operating, LLC	Delaware, United States